7BF Putnam Income Strategies Fund attachment
2/28/09 Annual

Shareholder meeting
results (unaudited)

May 22, 2008 meeting

A proposal to approve investments in commodities was approved as follows:

Votes for 	    Votes against 	  Abstentions	  Broker nonvotes

4,437,962 	     66,281 			38,029			0

All tabulations are rounded to the nearest whole number.